Exhibit 28(h)(xi)
EXPENSE LIMITATION AGREEMENT
     This Agreement is entered into as of the 30th day of August, 2010, between Lateef Investment Management, L.P. (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Lateef Fund (the “Fund”).
     WHEREAS, the Adviser has contractually agreed to reduce its advisory fee to ensure that the Funds’ total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in From N-1A), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below.
     NOW, THEREFORE, the parties agree as follows:
     The Adviser agrees that from September 1, 2010 through August 31, 2011, it will reduce its compensation and/or reimburse certain expenses of the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions do not exceed 0.99% (on an annual basis) of the Fund’s average daily net assets.
     Term. This Agreement shall terminate on August 31, 2011, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.
     Executed as of the date first set forth above.

Lateef Investment Management, L.P.

By: Name:	/s/ Justus Leachman Justus Leachman
Title:	Managing Member of Lateef Capital
Partners, LLC, the General Partner

FundVantage Trust, on behalf of the Fund

By: Name:	/s/ Joel Weiss Joel Weiss
Title:	President